Filed by: Neon Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Neon Therapeutics, Inc. (Commission File No.: 001-38551)

Neon Therapeutics Reports Fourth Quarter and Full Year 2019 Financial Results and Provides

Business Update

Cambridge, Massachusetts - March 2, 2020 - Neon Therapeutics, Inc. (Nasdaq: NTGN) today reported financial results for the fourth quarter and full-year ended December 31, 2019 and provided a business update.

“Earlier this year, we were delighted to announce our entry into a definitive merger agreement with BioNTech. Once closed, the transaction will combine two organizations with a common culture of pioneering translational science and a shared vision for the future of cancer immunotherapy,” said Hugh O’Dowd, Chief Executive Officer of Neon. “We continue to be encouraged by the potential of our novel neoantigen-targeted T cell therapies and are confident that this merger with BioNTech will provide the foundation from which to ensure that potential will be realized.”

BioNTech Transaction Details

Under the terms of the definitive merger agreement, Neon will, following consummation of the acquisition, merge with Endor Lights, Inc., a Delaware corporation and a direct, wholly-owned subsidiary of BioNTech SE (Nasdaq: BNTX) and become a wholly-owned subsidiary of BioNTech. At closing, BioNTech will issue, and Neon shareholders will receive, 0.063 American Depositary Shares (ADS) (each ADS representing one ordinary share of BioNTech) in exchange for each of their shares of Neon. The exchange ratio implies a deal value of approximately $67 million, or $2.18 per share of Neon, based on the closing price of BioNTech’s ADSs of $34.55 on Wednesday, January 15, 2020, the date of the definitive merger agreement.

The transaction was unanimously approved by both BioNTech’s and Neon’s boards of directors. The transaction, which is expected to close during the second quarter of 2020, is subject to approval by Neon’s shareholders and the satisfaction of customary closing conditions. Certain stockholders of Neon owning approximately 36% of the outstanding Neon shares have entered into voting agreements, pursuant to which they have agreed, among other things, and subject to the terms and conditions of the agreements, to vote in favor of the Neon acquisition.

Fourth Quarter and Full Year 2019 Financial Results:

•	Cash Position: As of December 31, 2019, cash and cash equivalents were $29.4 million, as compared to cash, cash equivalents and marketable securities of $103.3 million as of December 31, 2018.

•	R&D Expenses: R&D expenses were $12.7 million for the fourth quarter of 2019 and $59.7 million for the year ended December 31, 2019, as compared to $18.0 million for the fourth quarter of 2018 and $60.4 million for the year ended December 31, 2018. The decrease for both fourth quarter and full year 2019 was primarily driven by decreased costs supporting NEO-PV-01, including clinical development and manufacturing costs, as Neon shifted its strategic focus towards personal and precision neoantigen-targeted T cell therapy candidates. The decreases were partially offset by an increase in costs related to Neon’s investment in NEO-PTC-01 and other pre-clinical candidates that are aligned with Neon’s refined strategic focus, as well as an increase in personnel-related costs, including one-time restructuring charges in connection with our November 2019 workforce reduction.

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G&A Expenses: G&A expenses were $5.3 million for the fourth quarter of 2019 and $21.4 million for the year ended December 31, 2019, as compared to $5.8 million for the fourth quarter of 2018 and $18.3 million for the year ended December 31, 2018. The decrease for the fourth quarter was primarily due to the timing of expenditures associated with protecting Neon’s owned and in-licensed intellectual property. The increase for the full year was primarily due to increased personnel-related costs and costs associated with being a public company.

•	Net Loss Attributable to Common Stockholders: Net loss was $17.8 million for the fourth quarter of 2019 and $79.8 million for the year ended December 31, 2019, or a net loss per basic and diluted share of $(0.63) and $(2.86), respectively, as compared to a net loss of $23.1 million for the fourth quarter of 2018 and $83.3 million for the year ended December 31, 2018, or a net loss per basic and diluted share of $(0.84) and $(5.54), respectively.

About Neon Therapeutics

Neon is a biotechnology company developing novel neoantigen-targeted T cell therapies, dedicated to transforming the treatment of cancer by directing the immune system towards neoantigens. Neon is using its neoantigen platform to develop both personal and precision neoantigen-targeted T cell therapy candidates. Neon’s most advanced program is NEO-PTC-01, its personalized neoantigen-targeted T cell therapy candidate consisting of multiple T cell populations targeting the most therapeutically relevant neoantigens from each patient’s tumor.

For more information, please visit www.neontherapeutics.com.

Important Additional Information and Where to Find It

In connection with the proposed merger, BioNTech will file with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 containing a proxy statement of Neon and a prospectus of BioNTech, and each of Neon and BioNTech may file with the SEC other documents regarding the proposed merger. The definitive proxy statement will be mailed to stockholders of Neon. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT ON FORM F-4 AND THE PROXY STATEMENT/PROSPECTUS, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THOSE DOCUMENTS AND ANY OTHER RELEVANT DOCUMENTS TO BE FILED WITH THE SEC IN CONNECTION WITH THE PROPOSED MERGER, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT BIONTECH, NEON AND THE PROPOSED MERGER.

Investors and security holders may obtain copies of these documents free of charge through the website maintained by the SEC at www.sec.gov or from BioNTech at its website, https://biontech.de, or from Neon at its website, https://neontherapeutics.com. Documents filed with the SEC by BioNTech will be available free of charge by accessing BioNTech’s website under the heading Investors & Media, or, alternatively, by directing a request by telephone or mail to BioNTech at An der Goldgrube 12, 55131 Mainz, Germany, and documents filed with the SEC by Neon will be available free of charge by accessing Neon’s website at https://neontherapeutics.com under the heading Investor Resources or, alternatively, by directing a request by telephone or mail to Neon at 40 Erie Street, Suite 110, Cambridge, MA 02139.

No Offer or Solicitation

This Press Release does not constitute an offer to sell or the solicitation of an offer to buy any securities nor a solicitation of any vote or approval with respect to the proposed transaction or otherwise. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in Solicitation

BioNTech and Neon and certain of their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the stockholders of Neon in respect of the proposed merger under the rules of the SEC. Information about Neon’s directors and executive officers is available in Neon’s definitive proxy statement dated April 26, 2019 for its 2019 Annual Meeting of Stockholders and certain of its Current Reports on Form 8-K. Information about BioNTech’s directors and executive officers is available in BioNTech’s Registration Statement on Form F-1 filed with the SEC on September 9, 2019, as amended. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the proposed merger when they become available. Investors should read the proxy statement/prospectus carefully when it becomes available before making any voting or investment decisions. You may obtain free copies of these documents from Neon or BioNTech using the sources indicated above.

Forward-Looking Statements

This press release contains “forward-looking statements” of Neon Therapeutics, Inc. within the meaning of the Private Securities Litigation Reform Act of 1995. These forward-looking statements may include, but may not be limited to, express or implied statements regarding the proposed acquisition of Neon by BioNTech and the potential timing of the closing of that proposed transaction; our ability to obtain and maintain regulatory approval of our product candidates; the potential timing and advancement of our clinical trials; the potential timing and manner of data readouts from our ongoing and planned clinical trials; the design and potential efficacy of our therapeutic approaches; financial plans and projections; and our ability to replicate results achieved in our preclinical studies or clinical trials in any future studies or trials. Any forward-looking statements in this press release are based on management’s current expectations and beliefs of future events, and are subject to a number of risks and uncertainties that could cause actual results to differ materially and adversely from those set forth in or implied by such forward-looking statements. These risks and uncertainties include, but are not limited to: uncertainties related to the timing and occurrence of the closing of the proposed acquisition of Neon by BioNTech; the reaction to the proposed acquisition of our business partners, the reaction of competitors to the proposed acquisition, the retention of our employees, BioNTech’s plans for us, the future growth of our and BioNTech’s businesses and the possibility that integration following the proposed acquisition may be more difficult than expected; risks related to the initiation, timing and conduct of studies and other development requirements for our product candidates; the risk that any one or more of our product candidates will not be successfully developed and commercialized; the risk that the results of preclinical studies and clinical trials may not be predictive of future results in connection with future studies or trials; the risk that our collaborations will not continue or will not be successful; risks related to our ability to protect and maintain our intellectual property position; risks related to our capital requirements and use of capital and unexpected expenditures; and risks related to the ability of our licensors to protect and maintain their intellectual property position. For a discussion of these and other risks and uncertainties, and other important factors, any of which could cause Neon’s actual results to differ from those contained in the forward-looking statements, see the section entitled “Risk Factors” in Neon’s most recent Annual Report on Form 10-K, as filed with the Securities and Exchange Commission, as well as discussions of potential risks, uncertainties, and other important factors in Neon’s other filings with the Securities and Exchange Commission. All information in this press release is as of the date of the release, and Neon undertakes no duty to update this information unless required by law.

Selected Consolidated Balance Sheet Data (Unaudited)

(amounts in thousands)

	December 31, 2019	December 31, 2018
Cash, cash equivalents and marketable securities	$29,395	$103,311
Working capital (1)	$20,836	$92,737
Total assets	$46,372	$114,088
Total stockholders’ equity	$29,417	$101,249

(1)    Working capital is defined as current assets less current liabilities.

Consolidated Statements of Operations (Unaudited)

(amounts in thousands, except per share data)

	Three Months Ended December 31,		Twelve Months Ended December 31,
	2019	2018	2019	2018
Operating expenses:
Research and development	$12,691	$18,022	$59,718	$60,425
General and administrative	5,298	5,752	21,420	18,276
Total operating expenses	17,989	23,774	81,138	78,701
Loss from operations	(17,989)	(23,774)	(81,138)	(78,701)
Other income (expense), net
Interest income	149	656	1,401	1,792
Other expense	—	(5)	(39)	(25)
Total other income, net	149	651	1,362	1,767
Net loss	(17,840)	(23,123)	(79,776)	(76,934)
Accretion of redeemable convertible preferred stock to redemption value	—	—	—	(6,371)
Net loss attributable to common stockholders	$(17,840)	$(23,123)	$(79,776)	$(83,305)
Net loss per share attributable to common stockholders, basic and diluted	$(0.63)	$(0.84)	$(2.86)	$(5.54)
Weighted average common shares outstanding, basic and diluted	28,136	27,507	27,879	15,036

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Investor Contact:

Will O’Connor, Stern Investor Relations

will@sternir.com

212-362-1200

Media Contact:

Stephanie Simon, Ten Bridge Communications

stephanie@tenbridgecommunications.com

617-581-9333